August 30, 2013

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Navigator Holdings Ltd.

Confidential Draft Registration Statement on Form F-1

Submitted July 18, 2013

CIK number 0001581804

Ladies and Gentlemen:

Set forth below are the responses of Navigator Holdings Ltd. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2013, with respect to Confidential Draft Registration Statement on Form F-1, CIK number 0001581804, submitted to the Commission on July 18, 2013 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Confidential Draft Registration Statement Submission No. 2 on Form F-1 unless otherwise specified.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

RESPONSE: The Company will provide the Staff the logo, pictures, graphics and any accompanying captions it intends to include in the preliminary prospectus as soon as they become available prior to the printing and distribution of the preliminary prospectus.

2.	Please update the financial statements and related disclosures included in the registration statement as necessary to comply with the guidance outlined in Item 8.A. to Form 20-F.

RESPONSE: The financial statements and related disclosures included in the Registration Statement have been updated to comply with the guidance outlined in Item 8.A. to form 20-F.

Securities and Exchange Commission

August 30, 2013

3.	Prior to the planned effectiveness of the company’s Form F-1 registration statement, please remove the restrictive legend included on the report of the Independent Registered Public Accounting Firm.

RESPONSE: KPMG LLP (“KPMG”) will remove the restrictive legend included on its report prior to the effectiveness of the Registration Statement and after the stock split referred to in note 10(b) of the Notes to the Consolidated Financial Statements has been affected.

4.	Please include a currently dated consent of the independent registered public accounting firm when you file your F-1 registration statement.

RESPONSE: The Company will include a currently dated consent of KPMG when the Registration Statement is filed.

Industry and Market Data, page iii

5.	We note your disclosure that the market data and certain other statistical information used throughout the prospectus are based on independent industry publications, government publications, other published independent sources or your good faith estimates and that Drewry Shipping Consultants Ltd. provided statistical and graphical information in the prospectus and relating to the liquefied gas carrier industry. Please tell us in which sections the market data or statistical information not provided by Drewry Shipping Consultants Ltd. is located and please identify the source of such data or information where used.

RESPONSE: The Registration Statement has been revised to delete the disclosure regarding market data and certain other statistical information used throughout the prospectus as being based on independent industry publications, government publications, other published independent sources and our good faith estimates. Please see page iii. The Registration Statement does not contain market data or other statistical information based on independent industry publications, governmental publications, other published independent sources or our good faith estimates other than the statistical and graphical information provided by Drewry Shipping Consultants Ltd.

Prospectus Summary, page 1

6.	We note that you have described your competitive strengths here. Please balance the disclosure in the summary by disclosing the capital-intensive nature of your business and your other key risks.

RESPONSE: The Registration Statement has been revised as requested. Please see page 9.

7.	You use the phrases “is expected,” “are expected” and “is estimated” when discussing industry trends throughout the summary. To the extent these are management’s expectations, please revise your disclosure accordingly. Otherwise, please attribute these expectations to the appropriate third-party.

Securities and Exchange Commission

August 30, 2013

RESPONSE: The Registration Statement has been revised as requested. Please see pages 1, 2, 4, 6, 7, 8, 89, 90, 92 and 99.

Our Fleet, page 3

8.	Please file the purchase and sale agreements for the A.P. Møller vessels and the 2014 and 2015 newbuildings and the ship management agreements with BSSM and NMM as exhibits or explain to us why they are not material.

RESPONSE: The Company undertakes to file a copy of the framework agreement for the A.P. Møller vessels and a copy of a memorandum of agreement for one of the A.P. Møller vessels with a schedule identifying the other memorandum of agreements to be omitted and setting forth material details in which such memorandum of agreements differ from the filed memorandum of agreement as permitted by Instruction 2 to Item 601 of Regulation S-K. The Company respectfully advises the Staff that the purchase agreements for the 2014 and 2015 newbuildings and the ship management agreements with BSSM and NMM are contracts made in the ordinary course of the Company’s business and the Company is not substantially dependent upon these contracts. The lack of handysize liquefied gas carriers available on the secondhand market combined with the Company’s growth strategy results in the Company entering into newbuilding agreements in the ordinary course of its business. The purchase agreements for the 2014 and 2015 newbuildings are for four and three newbuildings, respectively. Considering the Company currently owns 23 vessels and the combined effect of both purchase agreements will result in the Company owning 30 vessels, the Company believes it is not substantially dependant on either purchase agreement. Furthermore, the Company routinely enters into ship management agreements for the management of its vessels as it depends on third-party managers to provide technical management services for its fleet. The Company does not believe it is substantially dependent upon its current ship management agreements with BSSM and NMM because it would be able to replace them with new third-party managers if their current ship management agreements were terminated. Accordingly, these contracts are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Our Competitive Strengths, page 7

9.	We note your disclosure that your fleet will continue to expand. Please revise to add balancing language that you require the proceeds of this offering as well as future credit facilities in order to expand your fleet.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 7 and 90.

Securities and Exchange Commission

August 30, 2013

10.	Please revise the first full bullet point on page 8 to explain why you believe the sponsorship of your largest shareholder, the WLR Group, will allow you to capitalize on further growth opportunities.

RESPONSE: The Registration Statement has been revised to remove the statement that the sponsorship of the Company’s largest shareholder, the WLR Group, will allow the Company to capitalize on further growth opportunities. Please see pages 8 and 91.

Our Business Strategies, page 8

11.	We note your disclosure that you have an “established track record in the industry for operational excellence” and a “leading market position.” Please revise to state that these claims are your beliefs, substantiate the statements to us or remove such statements.

RESPONSE: The Registrant Statement has been revised as requested. Please see pages 9 and 92.

Implications of Being an Emerging Growth Company, page 9

12.	We note the discussion on pages 9 and 10 indicating that the company is an emerging growth company. Please revise your discussion in the critical accounting policies section of MD&A to disclose that the company is choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, you will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Also, please disclose in MD&A that Section 107 of the JOBS Act provides that your decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

RESPONSE: The Registration Statement has been revised as requested. Please see page 61.

Risk Factors, page 17

13.

You disclose on page 21 that your charters with PT Pertamina (“Pertamina”) and Petroleos de Venezuela S.A. (“PDVSA”) generated approximately 10.9% of your revenues for the year ended 12/31/2012. You disclose on page 93 that Pertamina accounted for 14.3% and 25.3% of your total revenues for fiscal 2012 and 2011, respectively; and that PDVSA accounted for 10.9% and 8.6% of your total revenues for fiscal 2012 and 2011, respectively. We are aware of articles published in June and July of 2013 highlighting Pertamina’s oil imports from Iran and its joint venture with Sudan and interest in properties in Sudan; and PDVSA’s purchase of oil tankers from Iran, its shipments of petrochemical products to Iran and Syria, and its joint venture with Cuba. Cuba, Iran, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export

Securities and Exchange Commission

August 30, 2013

controls. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In light of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria, please discuss for us the potential for your significant customers’ transactions with Cuba, Iran, Sudan and Syria to have an adverse impact upon your reputation and share value.

RESPONSE: The Company respectfully submits that it has neither entered into, nor does it have any plans to enter into in the future, directly or indirectly, any contracts, agreements or other arrangements with the governments of Cuba, Iran, Sudan or Syria or any entities controlled by the governments of these countries, including any entities organized in these countries. As a result, the Company has not earned, and does not expect to earn in the future, any revenues directly from such countries or entities. Furthermore, the charter contracts under which the Company’s vessels operate contain express prohibitions against the vessels calling on any ports in Cuba, Iran, Sudan or Syria. The Company notes the Staff’s comment that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. However, as described above the Company has not in the past and has no future plans to do business with U.S.-designated state sponsors of terrorism and therefore does not believe that such policies will have any adverse impact upon its reputation or share value.

The Company is also not aware of any company’s reputation being damaged by doing business with governments or entities that, in turn, do business with Cuba, Iran, Sudan or Syria. Given the pervasiveness of countries that do business with U.S. designated state sponsors of terrorism (e.g. China, India, Thailand, Argentina, etc.), the Company does not expect shareholders would adopt divestment initiatives for these perceived tangential relationships

We are incorporated in the Republic of the Marshall Islands, page 33

14.	Please expand this risk factor to discuss the limitations of bankruptcy laws in the Republic of the Marshall Islands, such as a delay of bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding.

RESPONSE: The Registration Statement has been revised to include a risk factor discussing the Republic of the Marshall Islands lack of bankruptcy laws. Please see page 33.

15.	Please confirm that one of the consents of Watson, Farley & Williams (New York) LLP to be filed as exhibits to the registration statement will cover the disclosure in the second paragraph of this risk factor.

Securities and Exchange Commission

August 30, 2013

RESPONSE: The Company confirms that a consent of Watson, Farley & Williams LLP to be filed as an exhibit to the Registration Statement will cover the disclosure in the second paragraph of the noted risk factor.

Use of Proceeds, page 38

16.	Please revise to indicate the approximate intended amount to be used for each listed purpose when you file with the price range, using the mid-point of the range. Refer to Item 3.C.1 of Form 20-F.

RESPONSE: The Registration Statement has been revised to include placeholder language pertaining to the intended use of proceeds for each purpose. Please see pages 11 and 38. The Company will provide amounts when a price range is included in the prospectus.

17.	Please disclose in this section that you will need to enter into additional credit facilities in order to fully finance the purchase of the 2015 newbuildings and the option newbuildings and quantify how much additional financing you will need.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 11 and 38.

18.	Please disclose how you will use the proceeds of this offering if you are unable to acquire the 2015 newbuildings and the option newbuildings.

RESPONSE: The Company respectfully submits that it has binding agreements for the construction of the 2015 newbuildings and, if exercised, the option newbuildings. Unlike agreements governing the acquisition of a business or existing vessel, a typical newbuilding contract has only limited, remote causes for termination, such as the suspension of construction by the shipbuilder for a specified period of time or the shipbuilder being adjudicated as bankrupt. Matters such as deviations from vessel specifications and delays in delivery are handled through adjustments to purchase prices, with an extended delay allowing for the customer to cancel the contract.

The Company believes that the risks of termination or cancelation of the shipbuilding contracts for the 2015 newbuildings and, if exercised, the option newbuildings are remote, and therefore that the disclosure of an alternate use of proceeds in the event that such vessels are not acquired is not material to investors in the offering. Additionally, such disclosure may be confusing to investors insofar as they may believe that such disclosure implies that there is a more meaningful risk of the vessels not being acquired in this instance than in other newbuilding scenarios in the industry. The Company respectfully submits that the requested disclosure is not required under Item 504 of Regulation S-K.

Securities and Exchange Commission

August 30, 2013

Capitalization, page 39

19.	We note that your capitalization table shows “as adjusted” information, giving effect to the offering. Please revise to indicate whether the midpoint of the range set forth on the cover page of this prospectus will be used for your calculations, or alternatively, to explain why a different basis might be used. In addition, specifically mention any deductions that may be required in determining your “as adjusted” capitalization such as estimated expenses related to this offering or grants of restricted shares to be issued as compensation.

RESPONSE: The Registration Statement has been revised to indicate that the midpoint of the range set forth on the cover page of the prospectus will be used for the calculations and that cash and cash equivalents and additional paid-in capital on an as adjusted basis reflect deductions for the estimated expenses associated with this offering. Please see page 39.

Management’s Discussion and Analysis of Financial Condition, page 44

Interest Expense, page 50 and 52

20.	In light of your increasing level of debt obligations, please revise to discuss the portion of changes in interest expense related to increased borrowings and to changes in interest rates.

RESPONSE: The Registration Statement has been revised as requested. Please see page 51 and 53.

Liquidity and Capital Resources, page 52

Contractual Obligations and Contingencies, page 57

21.	We note that the amounts of your contractual obligations during 2013 through 2016 associated with the secured term loan facilities and 9% senior unsecured bond issue as reflected in the table at the top of page 57 do not agree with those reflected in the table included in Note 8 to the audited financial statements. Please reconcile and revise these amounts.

RESPONSE: The Registration Statement has been revised to correct the table on page 58.

Critical Accounting Estimates, page 57

22.

We note from the disclosure included in Note 11 to your financial statements that during the year ended December 31, 2012, you granted a number of shares of restricted stock under your stock-based compensation plans. Given that there is no current trading market for your common shares, it is not clear what methodology was used to value the shares issued as compensation. Please revise your critical accounting policies section of MD&A to describe in detail your methodology and related assumptions used in valuing the shares issued during the twelve month period

Securities and Exchange Commission

August 30, 2013

preceding your planned public offering. As part of your revised disclosure, please indicate whether the valuation was prepared on a contemporaneous or retrospective basis and indicate whether the valuation was prepared by a related party or an independent valuation specialist. Also, please revise your discussion in MD&A to include a discussion of the following:

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated IPO price or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.

•	The reasons management chose not to obtain a contemporaneous valuation of the company’s common shares by an independent valuation specialist, if applicable.

Refer to the guidance outlined in paragraph 182 of the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

RESPONSE: The Company has expanded its critical accounting policies disclosures to include a discussion of its valuation methodology used to value the shares issued as compensation and significant assumptions made during this process. Please see page 60. The Company notes that the current methodology employed to value its restricted stock was developed by an independent valuation firm in 2008, at the plan’s inception. The Company continues to use this methodology and regularly monitors its appropriateness. The Company’s business model has not changed since 2008, and therefore, it does not believe internal or external circumstances exist that would warrant a change in its valuation methodology. The Company has evidence of such appropriateness in the form of recent market purchases by WL Ross & Co (“WLR”), the Company’s largest shareholder, and others. WLR and others purchased shares of the Company in December 2011, March 2012 and February 2013 for prices of $8.33, $8.33 and $10.00 per share, respectively, which takes into account a planned 3-for-1 stock split of the Company’s common stock (the “Stock Split”). Using its valuation methodology, the Company valued its shares at $7.59 and $10.00 per share at February 2012 and March 2013, respectively. As there is no material difference in the ultimate expense recognized for share-based payments when using the fair value determined by the Company and the price an investor was willing to pay, the Company has determined that its valuation methodology continues to remain appropriate. As a result, management determined it was not necessary to obtain a contemporaneous valuation of the Company’s common shares by an independent valuation specialist.

The Company acknowledges the Staff’s comment regarding a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the price range per share for its initial public offering, and advises the Staff that the proposed initial public offering price has not yet been determined. The changes between the respective grant dates were primarily driven by growth in revenues and EBITDA, most recently as a result of the A.P. Møller fleet acquisition commencing in November 2012. The Company expects to see growth as a result of continued fleet expansion.

Securities and Exchange Commission

August 30, 2013

Impairment of Vessels, page 58

23.	We note your disclosure on page 58 indicating that although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. We also note that a 10% reduction in the estimated vessel TCE rate used in connection with your calculations would result in a $218 million decrease in the aggregate value in use of your 12 vessels in operation as of December 31, 2012 and a 10% increase in estimated vessel operating expenses used in connection with your calculations would result in $60 million decrease in the aggregate value in use of your 12 vessels in operation as of December 31, 2012. Given the significant impact such assumptions have on the resultant estimated fair values of your vessels, your increasing fleet of vessels in operation, and consistent with the requirements of Item 303 of Regulation S-K with respect to the discussion of known uncertainties, please provide added disclosure in the form of a table listing your vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels for which market value is below carrying value, please provide additional disclosure of the aggregate market value and aggregate book value of such vessels in narrative form. The additional disclosure will provide investors with an indication of the estimated magnitude of any potential impairment charge related to your vessels, if you decided to sell a vessel.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it does not believe a sufficiently liquid market exists for its vessels to meaningfully provide market value relative to carrying value as an accurate indicator of any impairment upon sale. The Company advises the Staff that the charter-free market value (i.e., disregarding the charter contracts attached to each of the vessels) of certain vessels in the worldwide fleet has experienced particular volatility over the past several years. While various vessel classes have experienced substantial declines in charter-free market value during that time, the Company advises the Staff that charter rates for liquefied gas carriers have experienced a recent increase and, as a result, the Company believes a similar trend would be reflected in the prevailing charter-free market value of liquefied gas carriers. Given the limited number of handysize vessels worldwide, only 67 vessels outside of the Company’s handysize vessels in operation, the market for the sale of the Company’s vessels is particularly illiquid, difficult to observe and therefore judgmental. In fact, the Company has been the only meaningful buyer of handysize liquefied gas carriers in recent years. Accordingly, the Company believes an active market for the purchase and sale of its vessels does not exist.

The Company respectfully submits that the disclosure of whether a vessel’s carrying value exceeds or is less than its market value, in the aggregate, or on a vessel-by-vessel basis, is, given the absence of an active market for its vessels, speculative and, as a result,

Securities and Exchange Commission

August 30, 2013

potentially misleading to investors. Because of the illiquid nature of the market for the Company’s vessels, an estimate of market value of the Company’s vessels would by necessity have to be based on appraisals obtained principally for the purposes of covenant compliance (e.g., loan to value ratio) as opposed to an actual proposed sale transaction. Such appraisals are often performed without examination of a vessel and without an attempt to market a vessel, and no consideration is given to whether a group of vessels could be sold for higher valuation than on an individual basis. Furthermore, the actual appraisals typically contain a disclaimer of responsibility. Because these appraisals are primarily prepared for the purposes of valuing collateral and the lack of comparable market transactions, they are prepared on a charter-free basis predominantly based on depreciated replacement cost, which, the Company submits, significantly discounts the value of its vessels. As a result, the Company believes that the ultimate value that could be obtained from the sale of any one of the Company’s vessels to a willing third party in the Company’s business would likely, and in many cases meaningfully, exceed the vessel’s appraised value, especially if the Company were given adequate time to market the vessel. Accordingly, while it generally intends to hold and operate its vessels, the Company believes that, given sufficient time to properly market its vessels, in the aggregate, a divestment of its fleet would result in receipt of value in excess of the carrying values of the vessels as of December 31, 2012.

As mentioned above, the Company believes a presentation of vessel market value as compared to carrying value could also prove misleading to investors. To illustrate its belief, the Company advises the Staff that as of June 30, 2013, the most recent appraised value for 14 of its vessels was less than their respective carrying values, collectively representing an appraised value 12% less than their carrying values. As of June 30, 2013, the Company’s 19 owned vessels collectively had a most recent appraised value 8% less than their carrying values. However, in applying its undiscounted future cash flow analysis, the Company did not impair any vessels as of December 31, 2012 as the undiscounted cash flows of each of its 12 vessels were approximately three times that of their respective appraised and carrying value.

The Company further believes that its use of the phrase “value in use” may be subject to misinterpretation and has replaced it with “undiscounted cash flows” in the revised Form F-1. Please see page 59. As revised, the Company points out that a 10% reduction in the estimated vessel TCE rate used in connection with its calculations would result in a $218 million decrease in the aggregate undiscounted cash flows of its 12 vessels in operation as of December 31, 2012. A 10% increase in estimated vessel operating expenses used in connection with its calculation would result in a $60 million decrease in the aggregate undiscounted cash flows of its 12 vessels in operation as of December 31, 2012. Given that the aggregate undiscounted cash flows of its 12 vessels in operation at December 31, 2012 exceeded their aggregate carrying value by significantly more than $278 million (the sum of $218 million and $60 million), the Company respectfully submits that fair value disclosures by vessel or in the aggregate are not necessary.

Securities and Exchange Commission

August 30, 2013

Given the before mentioned limitations regarding the use of appraised value as a proxy for market value and that the value of the Company’s vessels on an undiscounted cash flow basis greatly exceeded the carrying value of its vessels as of December 31, 2012, the Company respectfully submits that a disclosure of the appraised value of its vessels relative to carrying value would not appropriately disclose a known uncertainty to investors nor would it necessarily prove predictive of an impairment upon sale.

Consistent with Item 303 of Regulation S-K and the Company’s response above, the Company advises the Staff that it has included disclosure on pages 59 and 60 of the Registration Statement indicating the market for the sale of its vessels is particularly illiquid, difficult to observe and, therefore, speculative, and the risk that the sale value of certain of its vessels could decline below those vessels’ carrying value, even though the Company would not impair those vessels’ carrying value under its accounting impairment policy.

24.	We note from the discussion in the critical accounting policies section of MD&A that in estimating future charter rates used in the impairment analysis for the company’s vessels, management took into consideration estimated daily TCE rates for each vessel class over the estimated remaining lives of each of the vessels. We also note that the estimated daily TCE rates used were based on the trailing 10-year historical average one-year charter rates. We further note that management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable given that rates tend to be cyclical and subject to significant volatility that is beyond the company’s control. Given this volatility that exists with respect to TCE rates, please revise to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for purposes of your impairment analysis. We believe the disclosure of such information would allow investors to better understand how the company’s future results of operations may be impacted by changes in future TCE rates.

RESPONSE: Unlike other subsectors of the shipping industry, the handysize sector in which the Company operates has current rates in excess of their ten-year averages. The five-, three- and one-year average time charter equivalent rates as of December 31, 2012 were approximately $759,000, $717,000 and $854,000, respectively, as compared to the $734,000 rate used by the Company in performing its impairment analysis. As exhibited by the above, the Company believes that it has utilized a reasonable approach with respect to time charter rates used in its impairment analysis. Other than the three-year average, which would have fallen within the 10% sensitivity already disclosed by the Company on page 59, each other requested metric is in excess of the utilized time charter rate. Accordingly, the Company does not believe that a presentation of such additional historical average time charter equivalent rates provides investors with any meaningful insight into the risk of impairment in addition to the sensitivity already applied.

25.	In a related matter, please tell us and revise your critical accounting policy disclosure to explain how the ten year historical average rates for your vessels used in determining future cash flows for purposes of your impairment analysis compare to the daily time charter equivalent rates that were in affect at the end of your most recent fiscal year.

RESPONSE: The Registration Statement has been revised as requested. Please see page 59.

Securities and Exchange Commission

August 30, 2013

The International Liquefied Gas Shipping Industry, page 61

26.	We note your disclosure that data compilation is subject to limited audit and validation procedures. Please clarify that you believe and act as if all third-party data is reliable.

RESPONSE: The Registration Statement has been revised as requested. Please see page 63.

27.	Please revise the Overview section of your MD&A to include a more detailed discussion of how the market trends discussed in this section have impacted your revenues and results of operations in recent periods along with any reasonable expectations regarding future periods.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 44 and 45.

Business, page 87

Other Regulation, page 106

28.	Please explain what SDRs are and provide approximate amounts in U.S. Dollars for the SDR amounts in this section.

RESPONSE: The Registration Statement has been revised as requested. Please see page 108.

Taxation of the Company, page 107

29.	Please confirm that you intend to provide a tax opinion related to the tax consequences discussed in this section or explain why you are not required to do so.

RESPONSE: The Company respectfully submits that Item 601(b)(8) of Regulation S-K only requires opinions as to tax consequences to the shareholders. The tax consequences discussed in this section only pertain to tax consequences to the Company and therefore a tax opinion is not required. Furthermore, the Company respectfully submits that historically a tax opinion has not been required for other registrants for the subject matter of this section.

Compensation, page 113

30.	Please tell us whether you are required to disclose, or have disclosed, the executive compensation of your named executive officers and directors on an individual basis for your most recently completed fiscal year in the Republic of the Marshall Islands. Refer to Item 6.B. of Form 20-F.

Securities and Exchange Commission

August 30, 2013

RESPONSE: The Company is not required to disclose and has not disclosed the executive compensation of its named executive officers and directors on an individual basis for the most recently completed fiscal year in the Republic of the Marshall Islands.

31.	We note that the number of restricted shares granted during 2012 as disclosed in the second paragraph on page 113 of 61,350 on a post-split basis does not agree to the number disclosed in Note 11 to your audited financial statements of 80,298 restricted shares. Please reconcile and revise these disclosures.

RESPONSE: The Registration Statement has been revised to correct the amounts on page 115.

Certain Relationships and Related Party Transactions, page 117

32.	Please file the investment agreement, amended and restated investor rights agreement and the investor restrictions agreement as exhibits or explain to us why they are not material.

RESPONSE: The Company will file the investment agreement, amended and restated investor rights agreement and the investor restrictions agreement as requested.

Principal and Selling Shareholders, page 118

33.	It appears that Mr. Hjalmas has not been included in the table. It also appears that you have 10 executive officers and directors instead of 9 as stated in the last row of this table. Please revise or advise.

RESPONSE: The Registration Statement has been revised as requested. Please see page 120.

34.	Please disclose the percentage of shares held and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

RESPONSE: The Registration Statement has been revised as requested. Please see page 120.

Non-U.S. Tax Considerations, page 134

35.	Please revise to disclose that the non-U.S. tax considerations in this section represent counsel’s opinion rather than merely a “discussion…based upon the opinion of” counsel. Otherwise, please confirm that counsel intends to provide a long-form tax opinion.

RESPONSE: The Registration Statement has been revised as requested. Please see page 136.

Securities and Exchange Commission

August 30, 2013

Underwriting, page 136

36.	Please provide the address of the underwriters. Refer to Item 9.B.1 of Form 20-F.

RESPONSE: The Registration Statement has been revised as requested. Please see page 139.

37.	The percentage that the underwriting discounts or commissions represent of the total amount of the offering should be disclosed together with the underwriting discounts or commissions on a per share and total basis when such data is available. We note that your current disclosure only references the per share and total amounts. Refer to Item 9.F.1 of Form 20-F.

RESPONSE: The Registration Statement has been revised to reference the percentage that the underwriting discounts or commissions represent of the total amount of the offering. The Company will disclose such information when such data is available. Please see page 139.

38.	Please revise to indicate that the selling shareholder may be deemed to be an underwriter.

RESPONSE: The Registration Statement has been revised as requested. Please see page 141.

Experts, page 141

39.	Please revise the first paragraph to provide the address for KPMG. Refer to Item 1.C of Form 20-F.

RESPONSE: The Registration Statement has been revised as requested. Please see page 143.

Changes in Accountants, page 142

40.	We note from the disclosure on page 142 that the company has provided MSPC and Grassi with a copy of the disclosure contained in the draft Form F-1 registration statement with respect to its changes in accountants. We also note that MSPC and Grassi have each furnished a letter addressed to the SEC in connection with this change and each letter is filed as an exhibit to the registration statement. We further note from the disclosure on page II-6 that such letters will be filed in a subsequent amendment. Please file these letters from MSPC and Grassi as an exhibit to the registration statement prior to the planned effectiveness of your Form F-1 registration statement.

RESPONSE: The Company confirms that the letter from MSPC and the letter from Grassi, each addressed to the SEC with respect to the change in accountants, will be filed as exhibits to the Registration Statement prior to the effectiveness of the Registration Statement.

Securities and Exchange Commission

August 30, 2013

Navigator Holdings Ltd. Audited Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-15

(a) Basis of Presentation, page F-15

41.	We note from the disclosure in footnote 2(a) that as of December 31, 2012, the company consolidated 100% of one VIE, PT Navigator Khatulistiwa for which the company is deemed to be the primary beneficiary, i.e., it has a controlling financial interest in this entity. We also note that the company owns 49% of the VIE’s common stock, all of its secured debt and has voting control over it. We also note that all economic interests in the residual net assets reside with the company. Given that the disclosure on page 92 of the registration statement indicates that 51% of the voting and dividend rights associated with this entity are owned by Indonesian limited liability companies, please explain in further detail why you believe you are the primary beneficiary of this entity and have voting control over the entity and should therefore consolidate the entity in your financial statements. We may have further comment upon review of your response.

RESPONSE: The Company proposes to revise its financial statement presentation and disclosure on page 92 as set forth below.

Revised financial statement presentation:

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 7) and its Variable Interest Entities, or “VIE.” All intercompany accounts and transactions have been eliminated in consolidation.

As of December 31, 2012, the Company consolidated 100% of one VIE, PT Navigator Khatulistiwa (“PTNK”) for which the Company is deemed to be the primary beneficiary, i.e. it has, through its subsidiaries, a controlling financial interest in this entity. The subsidiaries own 49% of the VIE’s common stock, all of its secured debt and have voting control over it. The Company derives voting control through the PTNK joint venture agreement which states that one of the Company’s subsidiaries controls PTNK at the shareholder level and controls PTNK’s Board of Commissioners. The secured debt is collateralized with PTNK’s vessels and is held exclusively by a subsidiary of the Company. Therefore, all economic interests in the residual net assets reside with the Company as the rights of all additional benefits and absorbing of any losses are borne by the Company.

Securities and Exchange Commission

August 30, 2013

A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

Revised page 92:

Our operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. Navigator Pluto and Navigator Aries, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PT Navigator Khalulistiwa, an Indonesian limited liability company, or “PTNK.” Though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, PTNK is a joint venture of which 49% of the dividend rights are owned by the subsidiary and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a consolidated subsidiary in our financial statements.

(l) Revenue Recognition, page F-16

42.	We note that on April 1, 2013, the company changed its method of accounting for revenue recognition on voyage charters. Previously, the company determined that a voyage commenced with loading and completed at the point of discharge. The company now recognizes revenue on a discharge-to-discharge basis in determining percentage of completion for all voyage charters, but does not begin recognizing revenue until a charter has been agreed to by the customer and the company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. We also note that the adoption of this new accounting policy has not resulted in a retrospective adjustment as of or for the years ended December 31, 2011 or 2012 or for the three months ended March 31, 2012 or 2013, as the impact is not considered material. Please tell us the impact that this change in accounting policy had on your results of operations for the years ended December 31, 2012 and 2011 and for the three months ended March 31, 2013 and 2012 and explain in further detail why you do not believe this change in accounting policy was material to your results of operations for each of these periods.

RESPONSE: The condensed consolidated financial statements for the three months ended March 31, 2013 and 2012 have been replaced with the condensed consolidated financial statements for the six months ended June 30, 2013 and 2012 in the Registration Statement. The Company analyzed whether the impact of not retrospectively adjusting

Securities and Exchange Commission

August 30, 2013

the consolidated financial statements was material to the consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012 using the guidance set forth in SAB Topic 1.M. The impact was a $1.207 million overstatement to revenue and net income in both the year ended December 31, 2012 and the six months ended June 30, 2012 and a $1.207 million understatement of revenue and net income in the year ended December 31, 2011. There was no impact for the six months ended June 30, 2013. The Company considered that its operations have increased significantly primarily due to its growth strategy. As disclosed in the Registration Statement, the Company has increased its fleet size from a weighted average number of vessels of 8.3 for the year ended December 31, 2011 to 12.7 for the year ended December 31, 2012 to 16.6 for the six-months ended June 30, 2013. Also, as discussed in the Registration Statement, since the management team joined the Company in 2006, the Company has successfully grown its fleet from five to 20 vessels on-the-water as of the date of this Registration Statement and it expects to grow to 30 vessels on-the-water by August 2015. As a result of this growth, the Company has employed a greater number of vessels in the spot market. Given the Company’s historical and planned future growth, the Company believes that existing and potential investors will focus on operating revenues and place more emphasis on recent financial results than those less recent, or net income. We note the following quantitative metrics:

	Year ended December 31,
Operating revenue ($’s in millions)	2011	2012	Increase
As reported	$88.875	$146.716	65.1%
Retrospectively adjusted	90.082	145.509	61.5%

Difference	1.207	-1.207

% difference	1.4%	-0.8%
Net income as a % of operating revenues
As reported	21.0%	20.8%
Retrospectively adjusted	22.0%	20.2%

Difference—percentage points	1.0%	-0.6%

	Six months ended June 30,
Operating revenue ($’s in millions)	2012	2013	Increase
As reported	$66.917	$102,816	53.6%
Retrospectively adjusted	65.710	102,816	56.5%

Difference	-1.207	0.000

% difference	-1.8%	0.0%
Net income as a % of operating revenues
As reported	19.9%	18.6%
Retrospectively adjusted	18.5%	18.6%

Difference—percentage points	-1.4%	0.0%

In considering the quantitative metrics above, the Company believes the decision not to retrospectively adjust the consolidated financial statements for the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013 and 2012 does not mask a significant negative trend in operating results. The Company also determined that the change in accounting policy (i) was motivated by a desire to bring its accounting policies

Securities and Exchange Commission

August 30, 2013

in line with its peers, (ii) had no effect on the Company’s compliance with loan covenants, (iii) did not increase management compensation, (iv) had no effect on the Company’s compliance with regulatory requirements and (v) had no impact on the Company’s cash flow or liquidity. Based on the above quantitative and qualitative analysis, the Company believes that it is probable that the judgment of a reasonable person relying on the Company’s financial statements would not have been changed or influenced by not retrospectively adjusting its financial statements, and therefore, concluded that the change in accounting policy is not material for its results of operations for the years ended December 31, 2012 and 2011 or for the six months ended June 30, 2013 and 2012 and elected not to retrospectively adjust its financial statements.

Note 8. Secured Loan Term Facilities, page F-21

43.	Your dividend policy indicates that you do not intend paying dividends in the near term and any determination to do so in the future will depend, among other things, on statutory and contractual restrictions. To the extent that any of your loan facilities restrict your ability to pay dividends, please revise the notes to your financial statements to disclose the nature and specific terms of such restrictions. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

RESPONSE: The Registration Statement has been revised as requested. Please see pages F-23 and F-24.

Note 11. Share-Based Compensation, page F-22

44.	We note the disclosure in Note 11 indicating that the fair value of restricted stock is calculated by multiplying the number of shares by the deemed calculated share value at the grant date. Given that there is no trading market for your common shares, please revise Note 11 to explain in detail the method and significant assumptions that are used to determine the fair value of your restricted shares on the grant date. As part of your response and your revised disclosure, please indicate whether the valuation used to determine the fair value of the restricted shares was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party. Refer to the guidance outlined in paragraph 179 of the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and ASC 718-10-50-2f.

RESPONSE: Please see the Company’s response to comment 22. Note 11 of the Company’s financial statements has been updated accordingly. Please see pages F-25 and F-26.

Securities and Exchange Commission

August 30, 2013

45.	Also, please revise Note 11 to include all of the disclosures required by ASC 718-10-50-2 with respect to your restricted shares. As part of your revised disclosures, please include the following disclosures:

•	Disclose the total intrinsic value of restricted shares that vested during each period presented in your statement of operations.

•	Disclose the aggregate intrinsic value of fully vested restricted shares and restricted shares expected to vest as of the latest balance sheet date presented in your financial statements.

RESPONSE: The Company has updated Note 11 of the Company’s financial statements related to the disclosures required by ASC 718-10-50-2. Please see pages F-25 and F-26. The Company believes that the requirement to disclose the aggregate intrinsic value of fully vested restricted shares, as mentioned above, is not relevant, as the Company has solely issued restricted shares whose restriction lapses upon vesting. The intrinsic value of the restricted shares that have vested is the full fair value of all vested shares.

Note 14. Subsequent Events, page F-24

46.	Please revise the notes to the audited financial statements to disclose the significant terms (interest rate, payment terms, maturity date, etc.) of the loan facility agreements for $270,000,000 and $120,000,000 entered into by the company on February 12, 2013 and April 11, 2013, respectively. Note 3 to the company’s interim financial statements should be similarly revised.

RESPONSE: The Registration Statement has been revised as requested. Please see pages F-10, F-27 and F-28.

Other

47.	Please add disclosure in the notes to your financial statements to describe significant terms of the Amended and Restated Investor Rights Agreement entered into in February 2013 and the Investor Restrictions Agreement entered into on August 9, 2012 as discussed on page 117 of the registration statement.

RESPONSE: The Registration Statement has been revised as requested. Please see pages F-10 and F-26.

48.	We note from the disclosure on page 118 that the WLR Group currently owns 60.7% of the company’s common shares which appears to provide them with control over your operations. Please revise the notes to the company’s financial statements to disclose the existence of this control relationship. Refer to the guidance outlined in ASC 850-10-50-6. Also, to the extent that the WLR Group will own a significant amount of the company’s common shares following completion of the offering, please revise MD&A to discuss the fact that the WLR Group will have the ability to control or significantly influence your results of operations.

RESPONSE: The Registration Statement has been revised to disclose that the WLR Group may be able to exert considerable influence on the outcome of matters on which the Company’s shareholders are entitled to vote, including the election of directors to the Company’s board of directors and other significant corporate actions. Please see pages 45, F-10 and F-28.

*        *        *         *        *

Securities and Exchange Commission

August 30, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or Will Jordan of Vinson & Elkins L.L.P. at (713) 758-3550.

Very truly yours, NAVIGATOR HOLDINGS LTD.

By:	/s/ Niall Nolan
Name:	Niall Nolan
Title:	Chief Financial Officer

Enclosures

cc:	Mike Rosenwasser (Vinson & Elkins L.L.P.)

E. Ramey Layne (Vinson & Elkins L.L.P.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)